FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: January 29, 2008

January 29, 2008

Consolidated Financial Results for the Nine Months Ended

December 31, 2007

I. Consolidated Financial Results

	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	Change
	In billions of yen	In billions of yen	%
Sales	3,192.8	3,317.7	-3.8
Operating income	43.4	42.5	+2.1
Ordinary income	19.3	11.1	+73.8
Net income (loss)	(10.0)	(7.3)	—

	Yen	Yen	Yen
Net income (loss) per share:
Basic	(5.05)	(3.73)	(1.32)
Diluted	—	—	—

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Change
	In billions of yen	In billions of yen	%
Sales	1,052.2	1,096.1	-4.0
Operating income	16.0	35.0	-54.3
Ordinary income	9.5	22.9	-58.4
Net income (loss)	(5.2)	2.6	—

	Yen	Yen	Yen
Net income (loss) per share:
Basic	(2.62)	1.21	(3.83)
Diluted	—	1.15	—

	As of December 31, 2007	As of March 31, 2007	Change
	In billions of yen	In billions of yen	%
Total assets	3,684.4	3,731.7	-1.3
Net assets	1,189.2	1,240.1	-4.1

Note

Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of December 31, 2007	As of March 31, 2007	As of December 31, 2006
Consolidated subsidiaries	337	342	346
Affiliated companies accounted for by the equity method	68	68	69

Qualitative Information and Financial Statements

1. Analysis of Business Results

(1) Overview of the three quarters of the fiscal year ending March 31, 2008 (nine months ended December 31, 2007)

Despite a downturn in the U.S. economy owing mainly to a slowdown in the housing sector, the global economy experienced moderate overall growth in the nine months ended December 31, 2007, with sustained high growth in China and other developing countries. However, in the latter half of the same period unstable conditions prevailed in the financial markets as a result of the subprime mortgage issue in the U.S.

The Japanese economy experienced ongoing moderate economic growth, principally due to an improvement in corporate profits as a result of an increase in exports and production, despite a slump in housing investment.

Amid this business environment, NEC recorded consolidated sales of 3,192.8 billion yen for the nine-month period, a decrease of 124.9 billion yen (3.8%) year-on-year. This decrease is primarily due to the sale of the personal computer (“PC”) business in Europe in the second half of the previous fiscal year and the transfer of the sales operation of optical disc drives, despite a steady increase in sales in the area of Information Technology (“IT”) Services/System Integration.

Regarding profitability, operating income increased 0.9 billion yen (2.1%) year-on-year to 43.4 billion yen. This was mainly due to an increase in profit in the Mobile/Personal Solutions business and the Electron Devices business as a result of improvement measures, despite a drop in profit in the IT/Network Solutions business due to a change in the product mix in the area of Network Systems and decreased sales in the area of IT Platforms.

Ordinary income increased 8.2 billion yen year-on-year to 19.3 billion yen, mainly as a result of an improvement in equity in earnings (losses) of affiliated companies.

Income before income taxes and minority interests decreased 7.4 billion yen year-on-year to 17.4 billion yen. This was mainly due to a worsening of 15.6 billion yen in special gains and losses due to decreases in gain on sales of investment securities and gain on change in interests in consolidated subsidiaries and affiliated companies, despite an increase in ordinary income. Net income also fell 2.7 billion yen year-on-year and NEC recorded a net loss of 10.0 billion yen.

(2) Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and operating income of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT/Network Solutions Business

Sales:	1,887.4 billion yen	(+0.1%)
Operating income:	51.1 billion yen	(-54.0 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	542.4	517.2	+4.9
IT Platforms	384.4	443.8	-13.4
Network Systems	759.3	742.4	+2.3
Social Infrastructure	201.3	182.2	+10.5

Total	1,887.4	1,885.6	+0.1

Sales of the IT/Network Solutions business for the nine months ended December 31, 2007 increased 1.8 billion yen (0.1%) year-on-year to 1,887.4 billion yen.

Sales by products and services were as follows:

The area of IT Services/System Integration recorded sales of 542.4 billion yen, an increase of 4.9% year-on-year. This was primarily due to a steady increase in sales in almost all sectors. Sales also increased 2.3% year-on-year in the area of Network Systems to 759.3 billion yen. This can be attributed to good sales of ultra-compact, point-to-point microwave communication systems, PASOLINK®, to telecom carriers abroad and submarine cables. In the area of Social Infrastructure, sales increased 10.5% year-on-year to 201.3 billion yen. On the other hand, in the area of IT Platforms, sales fell by 13.4% year-on-year to 384.4 billion yen, mainly owing to the impact of the transfer of the sales operation of optical disc drives and the effect of large server projects in the corresponding period of the previous fiscal year.

Operating income decreased by 54.0 billion yen (51.4%) year-on-year to 51.1 billion yen. This decrease was mainly due to a change in the product mix in the area of Network Systems, and a decrease in sales in the area of IT Platforms.

Mobile/Personal Solutions Business

Sales:	617.1 billion yen	(-14.9%)
Operating income:	10.4 billion yen	(Improvement of 45.4 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	238.4	259.7	-8.2
Personal Solutions	378.7	465.9	-18.7

Total	617.1	725.6	-14.9

Sales of the Mobile/Personal Solutions business for the nine months ended December 31, 2007 decreased 108.4 billion yen (14.9%) year-on-year to 617.1 billion yen.

Sales by products and services were as follows:

In the area of Mobile Terminals, sales decreased 8.2% year-on-year to 238.4 billion yen. This decrease was principally due to streamlining of overseas mobile handset business. In the area of Personal Solutions, sales fell by 18.7% year-on-year to 378.7 billion yen, mainly due to the sale of the PC business in Europe in the second half of the previous fiscal year.

Operating income improved 45.4 billion yen year-on-year to 10.4 billion yen. This was due to completion of structural reform of overseas mobile handset business and to increased development efficiencies in the area of Mobile Terminals.

Electron Devices Business

Sales:	632.7 billion yen	(-2.6%)
Operating income:	4.7 billion yen	(Improvement of 10.8 billion yen)

Sales by subsegment (including inter-segment transaction)

Subsegment	Nine Months Ended December 31, 2007	Nine Months Ended December 31, 2006	Change
	In billions of yen	In billions of yen	%
Semiconductors	521.8	520.9	+0.2
Electronic Components and Others	110.9	128.4	-13.6

Total	632.7	649.3	-2.6

Sales of the Electron Devices business for the nine months ended December 31, 2007 decreased 16.6 billion yen (2.6%) year-on-year to 632.7 billion yen.

Sales by products and services were as follows:

In the area of Semiconductors, sales remained flat year-on-year at 521.8 billion yen. This was principally due to an increase in sales of semiconductors for household electronics appliances and automobiles/industrial equipment, despite a decrease in sales of semiconductors for telecom equipment and computer peripherals. In the area of Electronic Components and Others, sales decreased 13.6% year-on-year to 110.9 billion yen, mainly due to a decrease in sales of electronic components and small-sized liquid crystal displays.

Operating income improved 10.8 billion yen year-on-year to 4.7 billion yen. This was mainly due to a decrease in fixed costs in the area of semiconductors such as research and development expenses and depreciation costs.

Note

The results for the area of Semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP. The difference that arises as a result of the adjustment to Japan GAAP is included in Electronic Components and Others.

2. Analysis of Financial Condition

(1) Analysis of condition of assets, liabilities, net assets, and cash flow

Total assets at the end of December, 2007 amounted to 3,684.4 billion yen, a decrease of 47.3 billion yen as compared with the end of the previous fiscal year. Current assets decreased by 16.9 billion yen principally due to the collection of notes and accounts receivable, trade, despite an increase in inventories. Fixed assets decreased by 30.4 billion yen. This was mainly due to a decline in market value of investment securities.

Total liabilities at the end of December, 2007 were 2,495.2 billion yen, an increase of 3.7 billion yen as compared with the end of the previous fiscal year. This was mainly due to an increase in interest-bearing debt, despite a decrease in notes and accounts payable, trade due to payments made.

Total net assets at the end of December, 2007, were 1,189.2 billion yen, a decrease of 50.9 billion yen as compared with the end of the previous fiscal year. This was mainly due to a decrease in retained earnings and unrealized gains (losses) on available-for-sale securities. As a result, owner’s equity ratio was 27.1% (a worsening of 0.7 points as compared with the end of the previous fiscal year).

The balance of interest-bearing debt was 1,009.6 billion yen, an increase of 150.3 billion yen as compared with the end of the previous fiscal year. Debt-equity ratio was 1.01 (a worsening of 0.18 points as compared with the end of the previous fiscal year). The balance of interest-bearing debt (net), obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, was 601.7 billion yen, an increase of 165.8 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio was 0.60 (a worsening of 0.18 points as compared with the end of the previous fiscal year).

Net cash flows from operating activities for the nine months ended December 31, 2007, was a cash outflow of 25.1 billion yen, a decrease of 111.2 billion yen year-on-year. This was mainly due to an increase in operating capital.

Net cash flows from investing activities for the nine months ended December 31, 2007 was a cash outflow of 111.5 billion yen, an increase of 21.2 billion yen year-on-year. This was mainly due to a decrease in cash used on capital expenditures. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the nine months ended December 31, 2007, were cash outflows of 136.6 billion yen, a decrease of 90.0 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash flows from financing activities for the nine months ended December 31, 2007, was a cash inflow of 118.6 billion yen. This was mainly due to procurement of capital from the issuance of commercial paper.

As a result, cash and cash equivalents at the end of December, 2007, amounted to 407.9 billion yen, a decrease of 15.5 billion yen as compared with the end of the previous fiscal year.

3. Financial Forecast

There is no change to the forecast for the fiscal year ending March 31, 2008, previously disclosed on November 14, 2007.

4. Others

(1) Significant changes in scope of consolidation

There are no significant changes in scope of consolidation for the nine months ended December 31, 2007.

(2) Adoption of concise accounting methods

Parts of physical inventory are omitted. Concise accounting methods have been adopted for the part of the retirement benefit obligation, depreciation expenses and others.

(3) Changes in accounting methods from the most recent fiscal year

Effective from this fiscal year, certain domestic consolidated subsidiaries have changed their depreciation method in terms of the tangible fixed assets acquired after April 1, 2007, in accordance with the amendment of the corporation tax law. The effect of this change in operating income, ordinary income, income before income taxes and minority interests and segment information is immaterial.

CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S.dollars)

	December 31, 2007		December 31, 2006		Increase (Decrease)		March 31, 2007		Increase (Decrease)		December 31, 2007
Total current assets	JPY	2,030,787	JPY	2,040,220	JPY	(9,433)	JPY	2,047,681	JPY	(16,894)	$18,132
Cash and deposits		238,714		327,106		(88,392)		332,446		(93,732)	2,131
Notes and accounts receivable, trade		728,019		729,449		(1,430)		874,543		(146,524)	6,500
Marketable securities		169,648		97,135		72,513		91,570		78,078	1,515
Inventories		629,773		621,032		8,741		493,224		136,549	5,623
Deferred tax assets		116,692		101,050		15,642		114,560		2,132	1,042
Others		154,725		173,558		(18,833)		150,895		3,830	1,382
Allowance for doubtful accounts		(6,784)		(9,110)		2,326		(9,557)		2,773	(61)

Total fixed assets		1,653,608		1,703,211		(49,603)		1,683,988		(30,380)	14,764

Tangible fixed assets		660,489		681,839		(21,350)		684,529		(24,040)	5,897

Buildings		231,053		239,098		(8,045)		238,677		(7,624)	2,063
Machinery and equipment		191,687		217,515		(25,828)		214,833		(23,146)	1,711
Tools and other equipment		109,860		101,122		8,738		104,925		4,935	981
Land		90,219		92,362		(2,143)		92,203		(1,984)	806
Construction in progress		37,670		31,742		5,928		33,891		3,779	336
Intangible assets		223,923		231,396		(7,473)		221,991		1,932	1,999

Goodwill		94,715		91,035		3,680		89,566		5,149	846
Others		129,208		140,361		(11,153)		132,425		(3,217)	1,153
Investments and other assets		769,196		789,976		(20,780)		777,468		(8,272)	6,868

Investment securities		206,408		272,355		(65,947)		230,504		(24,096)	1,843
Investments in affiliated companies		223,982		105,726		118,256		221,864		2,118	2,000
Deferred tax assets		163,294		216,548		(53,254)		160,810		2,484	1,458
Others		193,128		218,201		(25,073)		181,098		12,030	1,724
Allowance for doubtful accounts		(17,616)		(22,854)		5,238		(16,808)		(808)	(157)

Total assets	JPY	3,684,395	JPY	3,743,431	JPY	(59,036)	JPY	3,731,669	JPY	(47,274)	$32,896

(Note)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 112 yen.

Cash and cash equivalents in CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

(In millions of yen, millions of U.S.dollars)

Cash and deposits	JPY	238,714	JPY	327,106	JPY	(88,392)	JPY	332,446	JPY	(93,732)	$2,132
Marketable securities		169,648		97,135		72,513		91,570		78,078	1,515
Time deposits and Marketable securities with maturities of more than three months		(512)		(662)		150		(647)		135	(5)

Cash and cash equivalents	JPY	407,850	JPY	423,579	JPY	(15,729)	JPY	423,369	JPY	(15,519)	$3,642

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In millions of yen, millions of U.S.dollars)

	December 31, 2007		December 31, 2006		Increase (Decrease)		March 31, 2007		Increase (Decrease)		December 31, 2007
Total current liabilities	JPY	1,730,222	JPY	1,672,360	JPY	57,862	JPY	1,695,479	JPY	34,743	$15,449
Notes and accounts payable, trade		676,033		731,127		(55,094)		786,899		(110,866)	6,036
Short-term borrowings		76,359		102,049		(25,690)		110,385		(34,026)	682
Commercial Papers		300,590		110,000		190,590		102,943		197,647	2,684
Current portion of long-term borrowings		42,699		34,655		8,044		41,562		1,137	381
Current portion of bonds		109,450		156,568		(47,118)		76,570		32,880	977
Accrued expenses		232,821		241,178		(8,357)		285,039		(52,218)	2,079
Advances from customers		79,684		61,015		18,669		66,730		12,954	711
Reserve for bonuses to directors		309		187		122		401		(92)	3
Product warranty liabilities		38,938		26,659		12,279		34,459		4,479	348
Others		173,339		208,922		(35,583)		190,491		(17,152)	1,548

Total long-term liabilities		764,995		825,477		(60,482)		796,067		(31,072)	6,830

Bonds		353,784		463,319		(109,535)		443,219		(89,435)	3,159
Long-term borrowings		84,463		58,225		26,238		42,759		41,704	754
Deferred tax liabilities		15,463		14,530		933		11,424		4,039	138
Liabilities for retirement benefits		227,477		209,365		18,112		216,769		10,708	2,031
Provision for loss on repurchase of computers		14,505		17,838		(3,333)		16,355		(1,850)	130
Long-term product warranty liabilities		1,298		1,280		18		2,380		(1,082)	12
Provision for recycling expenses of personal computers		5,411		5,347		64		5,634		(223)	48
Others		62,594		55,573		7,021		57,527		5,067	558

Total liabilities		2,495,217		2,497,837		(2,620)		2,491,546		3,671	22,279

Total shareholders’ equity		946,327		956,251		(9,924)		972,438		(26,111)	8,449

Common stock		337,940		337,822		118		337,822		118	3,017
Capital surplus		464,875		464,877		(2)		464,838		37	4,151
Retained earnings		146,788		156,549		(9,761)		173,003		(26,215)	1,311
Treasury stock		(3,276)		(2,997)		(279)		(3,225)		(51)	(30)

Total valuation and translation adjustments and others		50,963		82,320		(31,357)		66,370		(15,407)	455

Unrealized gains (losses) on available-for-sale securities		41,848		73,206		(31,358)		57,706		(15,858)	374
Unrealized gains (losses) on derivative financial instruments		679		272		407		(143)		822	6
Foreign currency translation adjustments		8,436		8,842		(406)		8,807		(371)	75

Stock subscription rights		107		73		34		81		26	1

Minority interests		191,781		206,950		(15,169)		201,234		(9,453)	1,712

Total net assets		1,189,178		1,245,594		(56,416)		1,240,123		(50,945)	10,617

Total liabilities and net assets	JPY	3,684,395	JPY	3,743,431	JPY	(59,036)	JPY	3,731,669	JPY	(47,274)	$32,896

Interest-bearing debt	JPY	1,009,593	JPY	965,423	JPY	44,170	JPY	859,292	JPY	150,301	$9,014
Net interest-bearing debt (*I)		601,743		541,844		59,899		435,923		165,820	5,373
Owner’s equity (*II)		997,290		1,038,571		(41,281)		1,038,808		(41,518)	8,904

Owner’s equity ratio (%) (*III)		27.1		27.7		(0.6)		27.8		(0.7)
Shareholders’ equity ratio (%) (*III)		25.7		25.5		0.2		26.1		(0.4)

Debt-equity ratio (times) (*IV)		1.01		0.93		0.08		0.83		0.18
Net debt-equity ratio (times) (*IV)		0.60		0.52		0.08		0.42		0.18

(Notes)

*I	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*II	Owner’s equity is total net assets less stock subscription rights and minority interests.
*III	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*IV	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2007		% of sales	2006		% of sales	Increase (Decrease)		2007	Fiscal year ended March 31, 2007		% of sales
Sales	JPY	3,192,808	100.0	JPY	3,317,742	100.0	JPY	(124,934)	$28,507	JPY	4,652,649	100.0
Cost of sales		2,165,179	67.8		2,294,078	69.1		(128,899)	19,332		3,242,459	69.7
Gross profit		1,027,629	32.2		1,023,664	30.9		3,965	9,175		1,410,190	30.3

Selling, general and administrative expenses		984,180	30.8		981,125	29.6		3,055	8,787		1,340,214	28.8
Operating income		43,449	1.4		42,539	1.3		910	388		69,976	1.5

Non-operating income		21,406	0.6		20,001	0.6		1,405	191		26,195	0.6
Interest income		6,180			6,324			(144)	55		8,951
Dividend income		2,794			2,480			314	25		3,622
Equity in earnings of affiliated companies		1,062			—			1,062	9		—
Others		11,370			11,197			173	102		13,622
Non-operating expenses		45,547	1.4		51,431	1.6		(5,884)	407		79,824	1.7
Interest expense		11,093			11,472			(379)	99		16,161
Retirement benefit expenses		10,365			10,364			1	93		13,863
Loss on disposals of fixed assets		5,025			6,248			(1,223)	45		15,639
Foreign exchange loss		4,966			1,656			3,310	44		2,622
Equity in losses of affiliated companies		—			2,510			(2,510)	—		4,006
Others		14,098			19,181			(5,083)	126		27,533

Ordinary income		19,308	0.6		11,109	0.3		8,199	172		16,347	0.4

Special gains		8,604	0.2		31,585	1.0		(22,981)	77		115,155	2.5
Gain on business transfers		3,216			—			3,216	29		—
Gain on sales of investment securities		2,046			13,691			(11,645)	18		25,651
Gain on sales of fixed assets		1,340			923			417	12		2,872
Reversal of provision for recycling expenses of personal computers		924			1,805			(881)	8		1,892
Gain on change in interests in consolidated subsidiaries and affiliated companies		919			8,630			(7,711)	8		8,630
Gain on sales of investments in affiliated companies		159			—			159	2		41
Gain on transfer of securities to the pension trust		—			6,534			(6,534)	—		6,534
Gain on reversion of securities from the pension trust		—			—			—	—		69,533
Gain on lapse of stock subscription rights		—			2			(2)	—		2
Special losses		10,559	0.3		17,929	0.6		(7,370)	94		35,205	0.8
Restructuring charges		3,937			13,586			(9,649)	35		15,805
Cost of corrective measures for products		2,823			—			2,823	25		4,695
Loss on retirement of fixed assets		1,586			—			1,586	14		—
Loss on devaluation of investment securities		1,244			2,075			(831)	11		10,058
Impairment loss on fixed assets		561			1,283			(722)	5		2,768
Loss on sales of investments in affiliated companies		408			—			408	4		661
Other retirement benefit expenses		—			985			(985)	—		991
Loss on sales of fixed assets		—			—			—	—		208
Loss on sales of investment securities		—			—			—	—		19

Income before income taxes and minority interests		17,353	0.5		24,765	0.7		(7,412)	155		96,297	2.1

Provision for income taxes		32,407	1.0		31,370	0.9		1,037	289		92,970	2.0
Minority interests in income (loss) of consolidated subsidiaries		(5,077)	(0.2)		707	0.0		(5,784)	(45)		(5,801)	(0.1)

Net income (loss)	JPY	(9,977)	(0.3)	JPY	(7,312)	(0.2)	JPY	(2,665)	$(89)	JPY	9,128	0.2

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Nine months ended December 31, 2007 (From April 1, 2007 to December 31, 2007)	(In millions of yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balances as of March 31, 2007	337,822	464,838	173,003	(3,225)	972,438
Changes during the period
Conversion of convertible bonds with stock subscription rights	117	117			234
Dividends			(16,202)		(16,202)
Net loss			(9,977)		(9,977)
Repurchases of treasury stock				(254)	(254)
Disposals of treasury stock		(81)	(36)	203	86
Net changes in items other than shareholders’ equity during the period					—

Total changes during the period	117	36	(26,215)	(51)	(26,113)

Balances as of December 31, 2007	337,940	464,875	146,788	(3,276)	946,327

	Valuation and Translation Adjustments and Others			Stock Subscription Rights	Minority Interests	Total Net Assets
	Unrealized Gains (Losses) on Available-for-sale Securities	Unrealized Gains (Losses) on Derivative Financial Instruments	Foreign Currency Translation Adjustments

Balances as of March 31, 2007	57,706	(143)	8,807	81	201,234	1,240,123

Changes during the period
Conversion of convertible bonds with stock subscription rights						234
Dividends						(16,202)
Net loss						(9,977)
Repurchases of treasury stock						(254)
Disposals of treasury stock						86
Net changes in items other than shareholders’ equity during the period	(15,858)	822	(371)	26	(9,453)	(24,834)

Total changes during the period	(15,858)	822	(371)	26	(9,453)	(50,945)

Balances as of December 31, 2007	41,848	679	8,436	107	191,781	1,189,178

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)	(In millions of yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus		Retained Earnings		Treasury Stock		Total Shareholders’ Equity
Balances as of March 31,2006	337,821		441,155		173,808	Δ	2,869		949,915

Changes during the period
Increase due to stock-for-stock exchange			24,382						24,382
Conversion of convertible bonds with stock subscription rights	1		1						2
Bonuses to directors				Δ	214			Δ	214
Dividends				Δ	14,081			Δ	14,081
Net loss				Δ	7,312			Δ	7,312
Repurchases and Disposals of treasury stock		Δ	114			Δ	128	Δ	242
Effect of change in scope of affiliated companies accounted for by the equity method					4,348				4,348
Others		Δ	547					Δ	547
Net changes in items other than shareholders’ equity during the period									—

Total changes during the period	1		23,722	Δ	17,259	Δ	128		6,336

Balances as of December 31,2006	337,822		464,877		156,549	Δ	2,997		956,251

	Valuation and Translation Adjustments and Others				Stock Subscription Rights	Minority Interests		Total Net Assets
	Unrealized Gains (Losses) on Available-for-sale Securities		Unrealized Gains (Losses) on Derivative Financial Instruments	Foreign Currency Translation Adjustments
Balances as of March 31,2006		78,128	—	1,764	—		212,843		1,242,650

Changes during the period
Increase due to stock-for-stock exchange									24,382
Conversion of convertible bonds with stock subscription rights									2
Bonuses to directors								Δ	214
Dividends								Δ	14,081
Net loss								Δ	7,312
Repurchases and Disposals of treasury stock								Δ	242
Effect of change in scope of affiliated companies accounted for by the equity method									4,348
Others								Δ	547
Net changes in items other than shareholders’ equity during the period	Δ	4,922	272	7,078	73	Δ	5,893	Δ	3,392

Total changes during the period	Δ	4,922	272	7,078	73	Δ	5,893		2,944

Balances as of December 31,2006		73,206	272	8,842	73		206,950		1,245,594

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Fiscal year ended March 31, 2007	(In millions of yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus		Retained Earnings		Treasury Stock		Total Shareholders’ Equity
Balances as of March 31, 2006	337,821		441,155		173,808	Δ	2,869		949,915

Changes during the fiscal year
Increase due to stock-for-stock exchange			24,382						24,382
Conversion of convertible bonds with stock subscription rights	1		1						2
Bonuses to directors				Δ	200			Δ	200
Dividends				Δ	14,081			Δ	14,081
Net income					9,128				9,128
Repurchases of treasury stock						Δ	558	Δ	558
Disposals of treasury stock		Δ	153				202		49
Effect of change in scope of affiliated companies accounted for by the equity method					4,348				4,348
Others		Δ	547					Δ	547
Net changes in items other than shareholders’ equity during the fiscal year									—

Total changes during the fiscal year	1		23,683	Δ	805	Δ	356		22,523

Balances as of March 31, 2007	337,822		464,838		173,003	Δ	3,225		972,438

	Valuation and Translation Adjustments and Others					Stock Subscription Rights	Minority Interests		Total Net Assets
	Unrealized Gains (Losses) on Available-for-sale Securities		Unrealized Gains (Losses) on Derivative Financial Instruments		Foreign Currency Translation Adjustments
Balances as of March 31, 2006		78,128		—	1,764	—		212,843		1,242,650

Changes during the fiscal year
Increase due to stock-for-stock exchange										24,382
Conversion of convertible bonds with stock subscription rights										2
Bonuses to directors									Δ	200
Dividends									Δ	14,081
Net income										9,128
Repurchases of treasury stock									Δ	558
Disposals of treasury stock										49
Effect of change in scope of affiliated companies accounted for by the equity method										4,348
Others									Δ	547
Net changes in items other than shareholders’ equity during the fiscal year	Δ	20,422	Δ	143	7,043	81	Δ	11,609	Δ	25,050

Total changes during the fiscal year	Δ	20,422	Δ	143	7,043	81	Δ	11,609	Δ	2,527

Balances as of March 31, 2007		57,706	Δ	143	8,807	81		201,234		1,240,123

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2007		2006		Increase (Decrease)		Fiscal year ended March 31, 2007		2007
I. Cash flows from operating activities:
Income before income taxes and minority interests	JPY	17,353	JPY	24,765	JPY	(7,412)	JPY	96,297	$155
Depreciation and amortization		147,399		144,348		3,051		198,398	1,316
Equity in (earnings) losses of affiliated companies		(1,062)		2,510		(3,572)		4,006	(9)
Gain on change in interests in consolidated subsidiaries and affiliated companies		(919)		(8,630)		7,711		(8,630)	(8)
(Increase) decrease in notes and accounts receivable, trade		146,710		145,411		1,299		(31,524)	1,310
(Increase) decrease in inventories		(144,542)		(122,724)		(21,818)		(14,098)	(1,291)
Increase (decrease) in notes and accounts payable, trade		(111,677)		(99,345)		(12,332)		(24,413)	(997)
Income taxes paid		(33,180)		(24,183)		(8,997)		(28,107)	(296)
Others, net		(45,170)		23,929		(69,099)		46,389	(404)

Net cash provided by (used in) operating activities		(25,088)		86,081		(111,169)		238,318	(224)

II. Cash flows from investing activities:
Net proceeds from (payment of) acquisitions and sales of tangible fixed assets		(79,060)		(102,776)		23,716		(136,499)	(706)
Acquisitions of intangible assets		(25,343)		(32,052)		6,709		(36,262)	(226)
Net proceeds from (payment of) purchases and sales of securities		(14,692)		(3,584)		(11,108)		3,751	(131)
Others, net		7,548		5,652		1,896		(666)	67

Net cash provided by (used in) investing activities		(111,547)		(132,760)		21,213		(169,676)	(996)

III. Cash flows from financing activities:
Net proceeds from (payment of) bonds and borrowings		136,852		14,593		122,259		(101,458)	1,222
Dividends paid		(15,935)		(13,613)		(2,322)		(14,060)	(142)
Others, net		(2,356)		11,845		(14,201)		11,779	(21)

Net cash provided by (used in) financing activities		118,561		12,825		105,736		(103,739)	1,059

IV. Effect of exchange rate changes on cash and cash equivalents		2,555		5,063		(2,508)		6,096	23

V. Net decrease in cash and cash equivalents		(15,519)		(28,791)		13,272		(29,001)	(138)

VI. Cash and cash equivalents at beginning of period		423,369		452,370		(29,001)		452,370	3,780

VII. Cash and cash equivalents at end of period	JPY	407,850	JPY	423,579	JPY	(15,729)	JPY	423,369	$3,642

Free cash flows (I+II)	JPY	(136,635)	JPY	(46,679)	JPY	(89,956)	JPY	68,642	$(1,220)

SEGMENT INFORMATION

[Business segment information]

Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)	(In millions of Yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	1,811,139	609,355	620,033	277,215	3,317,742	—	3,317,742
2. Intersegment sales and transfers	74,424	116,220	29,243	129,335	349,222	(349,222)	—

Total sales	1,885,563	725,575	649,276	406,550	3,666,964	(349,222)	3,317,742

Operating expenses	1,780,379	760,560	655,441	391,318	3,587,698	(312,495)	3,275,203

Operating income (loss)	105,184	(34,985)	(6,165)	15,232	79,266	(36,727)	42,539

Nine months ended December 31, 2007 (From April 1,2007 to December 31, 2007)				(In millions of yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	1,816,363	501,102	602,933	272,410	3,192,808	—	3,192,808
2. Intersegment sales and transfers	71,005	116,046	29,718	101,918	318,687	(318,687)	—

Total sales	1,887,368	617,148	632,651	374,328	3,511,495	(318,687)	3,192,808

Operating expenses	1,836,228	606,702	627,991	363,599	3,434,520	(285,161)	3,149,359

Operating income (loss)	51,140	10,446	4,660	10,729	76,975	(33,526)	43,449

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)				(In millions of yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	2,659,774	801,692	816,918	374,265	4,652,649	—	4,652,649
2. Intersegment sales and transfers	99,032	163,311	44,083	174,401	480,827	(480,827)	—

Total sales	2,758,806	965,003	861,001	548,666	5,133,476	(480,827)	4,652,649

Operating expenses	2,604,742	998,493	884,036	530,928	5,018,199	(435,526)	4,582,673

Operating income (loss)	154,064	(33,490)	(23,035)	17,738	115,277	(45,301)	69,976

Nine months ended December 31, 2007 (From April 1, 2007 to December 31, 2007)						(In millions of U.S. dollars)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	16,218	4,474	5,383	2,432	28,507	—	28,507
2. Intersegment sales and transfers	634	1,036	266	910	2,846	(2,846)	—

Total sales	16,852	5,510	5,649	3,342	31,353	(2,846)	28,507

Operating expenses	16,395	5,417	5,607	3,247	30,666	(2,547)	28,119

Operating income (loss)	457	93	42	95	687	(299)	388

(Notes)

1.	The business segments are defined based on similarity of types, characteristics, and affinity of sales market of products and services.
2.	Major services and products for each business segment

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support (Maintenance), Servers, Storage products, Professional workstations, Business PCs, Computer software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/PersonalSolutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE

ElectronDevices Business	System LSI and other semiconductors, Electronic components, LCD modules etc

Others	LightingEquipment Business, Logistics Business, Projector Business, Display Business

3.	Unallocable operating expenses included in “Eliminations / Corporate ” for the nine months ended December 31, 2007, 2006 and the fiscal year ended March 31, 2007 are ¥33,997 million ($304 million), ¥34,598 million and ¥47,136 million, respectively. The main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.

SEGMENT INFORMATION (CONTINUED)

[Geographical segment]

Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)						(In millions of yen)

	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	2,573,674	196,959	302,723	244,386	3,317,742	—	3,317,742
2. Intersegment sales and transfers	322,600	129,823	12,566	21,061	486,050	(486,050)	—

Total sales	2,896,274	326,782	315,289	265,447	3,803,792	(486,050)	3,317,742

Operating expenses	2,848,151	327,337	316,548	265,788	3,757,824	(482,621)	3,275,203

Operating income (loss)	48,123	(555)	(1,259)	(341)	45,968	(3,429)	42,539

Nine months ended December 31, 2007 (From April 1, 2007 to December 31, 2007)						(In millions of yen)

	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	2,530,313	200,748	218,858	242,889	3,192,808	—	3,192,808
2. Intersegment sales and transfers	327,104	139,299	7,757	19,993	494,153	(494,153)	—

Total sales	2,857,417	340,047	226,615	262,882	3,686,961	(494,153)	3,192,808

Operating expenses	2,779,456	329,491	227,210	270,739	3,606,896	(457,537)	3,149,359

Operating income (loss)	77,961	10,556	(595)	(7,857)	80,065	(36,616)	43,449

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)						(In millions of yen)

	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	3,683,325	261,430	387,962	319,932	4,652,649	—	4,652,649
2. Intersegment sales and transfers	418,520	176,751	17,255	28,357	640,883	(640,883)	—

Total sales	4,101,845	438,181	405,217	348,289	5,293,532	(640,883)	4,652,649

Operating expenses	4,024,759	434,941	409,139	350,335	5,219,174	(636,501)	4,582,673

Operating income (loss)	77,086	3,240	(3,922)	(2,046)	74,358	(4,382)	69,976

Nine months ended December 31, 2007 (From April 1, 2007 to December 31, 2007)					(In millions of U.S. dollars)

	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	22,592	1,792	1,954	2,169	28,507	—	28,507
2. Intersegment sales and transfers	2,921	1,244	69	178	4,412	(4,412)	—

Total sales	25,513	3,036	2,023	2,347	32,919	(4,412)	28,507

Operating expenses	24,817	2,942	2,028	2,417	32,204	(4,085)	28,119

Operating income (loss)	696	94	(5)	(70)	715	(327)	388

(Notes)

1	Geographical distances are considered in classification of country or region.
2	Changes in geographical segmentation

“Asia” is separately disclosed from this period due to the increase in importance of the area, while it was included in “Others” before.

In the above geographical segmentation for the nine months ended December 31, 2006 and the fiscal year ended March 31, 2007, the figures in “Asia” are categorized separately from “Others” accordingly.

3.	Major countries and regions in segments other than Japan

(1) Asia ··· China, Chinese Taipei, India, Singapore and Indonesia

(2) Europe ··· U.K., France, the Netherlands, Germany, Italy and Spain

(3) Others ··· U.S.A.

4.	Unallocable operating expenses are included in “Eliminations / Corporate” starting from this period, whereas the same had been included in “Japan” previously. This change is made in order to be in consistent with the method of disclosing Business segment information.

Unallocable operating expenses for the nine months ended December 31, 2007, 2006 and the fiscal year ended March 31, 2007 are ¥33,997 million ($304 million), ¥34,598 million and ¥47,136 million, respectively. The main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.

SEGMENT INFORMATION (CONTINUED)

[Overseas sales]

Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			(In millions of yen)

	Asia	Europe	Others	Total
Overseas sales	323,482	345,927	252,813	922,222
Consolidated sales	—	—	—	3,317,742
Percentage of overseas sales to consolidated sales (%)	9.8	10.4	7.6	27.8

Nine months ended December 31, 2007 (From April 1, 2007 to December 31, 2007)			(In millions of yen)

	Asia	Europe	Others	Total
Overseas sales	351,773	250,069	279,244	881,086
Consolidated sales	—	—	—	3,192,808
Percentage of overseas sales to consolidated sales (%)	11.0	7.8	8.8	27.6

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)			(In millions of yen)

	Asia	Europe	Others	Total
Overseas sales	421,949	448,487	343,249	1,213,685
Consolidated sales	—	—	—	4,652,649
Percentage of overseas sales to consolidated sales (%)	9.1	9.6	7.4	26.1

Nine months ended December 31, 2007 (From April 1, 2007 to December 31, 2007)			(In millions of U.S. dollars)

	Asia	Europe	Others	Total
Overseas sales	3,141	2,233	2,493	7,867
Consolidated sales	—	—	—	28,507

(Notes)

1.	Geographical distances are considered in classification of country or region.
2.	Changes in regional segmentation

"Asia" is separately disclosed from this period due to the increase in importance of the area, while it was included in “Others” before.

In the above regional segmentation for the nine months ended December 31, 2006 and the fiscal year ended March 31, 2007, the figures in “Asia” are categorized separately from "Others" accordingly.

3.	Major countries and regions in segments other than Japan

(1) Asia ··· China, Chinese Taipei, India, Singapore and Indonesia

(2) Europe ··· U.K., France, the Netherlands, Germany, Italy and Spain

(3) Others ··· U.S.A.

4.	Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2007		% of sales	2006		% of sales	Increase (Decrease)		2007
Sales	JPY	1,052,215	100.0	JPY	1,096,138	100.0	JPY	(43,923)	$9,395
Cost of sales		707,205	67.2		744,835	68.0		(37,630)	6,314
Gross profit		345,010	32.8		351,303	32.0		(6,293)	3,080

Selling, general and administrative expenses		328,997	31.3		316,268	28.8		12,729	2,937
Operating income		16,013	1.5		35,035	3.2		(19,022)	143

Non-operating income		7,386	0.7		6,918	0.6		468	66
Interest income		1,554			1,940			(386)	14
Dividend income		758			700			58	7
Equity in earnings of affiliated companies		1,070			—			1,070	10
Foreign exchange gain		—			759			(759)	—
Others		4,004			3,519			485	35
Non-operating expenses		13,859	1.3		19,025	1.7		(5,166)	124
Interest expense		3,479			4,031			(552)	31
Retirement benefit expenses		3,454			3,479			(25)	31
Loss on disposals of fixed assets		493			737			(244)	4
Foreign exchange loss		1,311			—			1,311	12
Equity in losses of affiliated companies		—			3,065			(3,065)	—
Others		5,122			7,713			(2,591)	46

Ordinary income		9,540	0.9		22,928	2.1		(13,388)	85

Special gains		122	0.0		3,539	0.3		(3,417)	1
Gain on sales of investment securities		129			2,721			(2,592)	1
Gain on sales of fixed assets		—			816			(816)	—
Gain on change in interests in consolidated subsidiaries and affiliated companies		(7)			—			(7)	0
Gain on lapse of stock subscription rights		—			2			(2)	—
Special losses		1,845	0.2		3,346	0.3		(1,501)	16
Restructuring charges		1,201			2,809			(1,608)	11
Loss on retirement of fixed assets		576			—			576	5
Loss on devaluation of investment securities		36			530			(494)	0
Impairment loss on fixed assets		32			—			32	0
Other retirement benefit expenses		—			7			(7)	—

Income before income taxes and minority interests		7,817	0.7		23,121	2.1		(15,304)	70

Provision for income taxes		16,507	1.5		20,152	1.9		(3,645)	147
Minority interests in income (loss) of consolidated subsidiaries		(3,460)	(0.3)		354	0.0		(3,814)	(30)

Net income (loss)	JPY	(5,230)	(0.5)	JPY	2,615	0.2	JPY	(7,845)	$(47)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2007		2006		Increase (Decrease)		2007
I. Cash flows from operating activities:
Income before income taxes and minority interests	JPY	7,817	JPY	23,121	JPY	(15,304)	$70
Depreciation and amortization		54,667		51,337		3,330	488
Equity in (earnings) losses of affiliated companies		(1,070)		3,065		(4,135)	(10)
Gain on change in interests in consolidated subsidiaries and affiliated companies		7		0		7	0
(Increase) decrease in notes and accounts receivable, trade		(140)		9,659		(9,799)	(1)
(Increase) decrease in inventories		(98,912)		(68,017)		(30,895)	(883)
Increase (decrease) in notes and accounts payable, trade		(7,888)		(32,617)		24,729	(70)
Income taxes paid		(10,855)		(8,400)		(2,455)	(97)
Others, net		(29,429)		1,854		(31,283)	(263)

Net cash provided by (used in) operating activities		(85,803)		(19,998)		(65,805)	(766)

II. Cash flows from investing activities:
Net proceeds from (payment of) acquisitions and sales of tangible fixed assets		(25,012)		(53,675)		28,663	(223)
Acquisitions of intangible assets		(7,253)		(13,292)		6,039	(65)
Net proceeds from (payment of) purchases and sales of securities		(3,020)		(4,766)		1,746	(27)
Others, net		(1,479)		3,910		(5,389)	(13)

Net cash provided by (used in) investing activities		(36,764)		(67,823)		31,059	(328)

III. Cash flows from financing activities:
Net proceeds from (payment of) bonds and borrowings		136,595		77,775		58,820	1,220
Dividends paid		(7,848)		(7,652)		(196)	(70)
Others, net		(1,210)		(1,326)		116	(11)

Net cash provided by (used in) financing activities		127,537		68,797		58,740	1,139

IV. Effect of exchange rate changes on cash and cash equivalents		(881)		2,811		(3,692)	(8)

V. Net increase (decrease) in cash and cash equivalents		4,089		(16,213)		20,302	37

VI. Cash and cash equivalents at beginning of period		403,761		439,792		(36,031)	3,605

VII. Cash and cash equivalents at end of period	JPY	407,850	JPY	423,579	JPY	(15,729)	$3,642

Free cash flows (I+II)	JPY	(122,567)	JPY	(87,821)	JPY	(34,746)	$(1,094)

SEGMENT INFORMATION

[Business segment information]

Three months ended December 31, 2006 (From October 1, 2006 to December 31, 2006)	(In millions of yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	604,589	189,660	211,400	90,489	1,096,138	—	1,096,138
2. Intersegment sales and transfers	16,501	36,901	10,831	42,160	106,393	(106,393)	—

Total sales	621,090	226,561	222,231	132,649	1,202,531	(106,393)	1,096,138

Operating expenses	571,466	224,204	224,150	132,728	1,152,548	(91,445)	1,061,103

Operating income (loss)	49,624	2,357	(1,919)	(79)	49,983	(14,948)	35,035

Three months ended December 31, 2007 (From October 1, 2007 to December 31, 2007)				(In millions of yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	590,396	166,888	203,733	91,198	1,052,215	—	1,052,215
2. Intersegment sales and transfers	22,841	38,532	8,303	32,539	102,215	(102,215)	—

Total sales	613,237	205,420	212,036	123,737	1,154,430	(102,215)	1,052,215

Operating expenses	597,252	203,059	208,764	118,621	1,127,696	(91,494)	1,036,202

Operating income (loss)	15,985	2,361	3,272	5,116	26,734	(10,721)	16,013

Three months ended December 31, 2007 (From October 1, 2007 to December 31, 2007)				(In millions of U.S. dollars)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	5,271	1,490	1,819	815	9,395	—	9,395
2. Intersegment sales and transfers	204	344	74	290	912	(912)	—

Total sales	5,475	1,834	1,893	1,105	10,307	(912)	9,395

Operating expenses	5,332	1,813	1,864	1,059	10,068	(816)	9,252

Operating income (loss)	143	21	29	46	239	(96)	143

(Notes)

1	The business segments are defined based on similarity of types, characteristics, and affinity of sales market of products and services.
2	Major services and products for each business segment

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support (Maintenance), Servers, Storage products, Professional workstations, Business PCs, IT software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/Personal Solutions Business	Mobilehandsets, Personal computers, Personal communication devices, BIGLOBE

ElectronDevices Business	SystemLSI and other semiconductors, Electronic components, LCD modules

Others	LightingEquipment Business, Logistics Business, Projector Business, Display Business

3	Unallocable operating expenses included in “Eliminations / Corporate” for the three months ended December 31, 2007 and 2006 are ¥10,459 million ($93 million) and ¥11,743 million, respectively. The main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.

SEGMENT INFORMATION (CONTINUED)

[Geographical segment]

Three months ended December 31, 2006 (From October 1, 2006 to December 31, 2006)	(In millions of yen)

	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	860,677	67,544	87,514	80,403	1,096,138	—	1,096,138
2. Intersegment sales and transfers	106,886	48,080	2,706	5,091	162,763	(162,763)	—

Total sales	967,563	115,624	90,220	85,494	1,258,901	(162,763)	1,096,138

Operating expenses	928,908	113,987	90,914	88,384	1,222,193	(161,090)	1,061,103

Operating income (loss)	38,655	1,637	(694)	(2,890)	36,708	(1,673)	35,035

Three months ended December 31, 2007 (From October 1, 2007 to December 31, 2007)				(In millions of yen)

	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	829,381	65,530	77,506	79,798	1,052,215	—	1,052,215
2. Intersegment sales and transfers	109,461	46,395	2,384	6,237	164,477	(164,477)	—

Total sales	938,842	111,925	79,890	86,035	1,216,692	(164,477)	1,052,215

Operating expenses	910,849	108,078	80,855	88,691	1,188,473	(152,271)	1,036,202

Operating income (loss)	27,993	3,847	(965)	(2,656)	28,219	(12,206)	16,013

Three months ended December 31, 2007 (From October1, 2007 to December 31, 2007)				(In millions of U.S. dollars)

	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	7,405	585	692	713	9,395	—	9,395
2. Intersegment sales and transfers	978	414	21	55	1,468	(1,468)	—

Total sales	8,383	999	713	768	10,863	(1,468)	9,395

Operating expenses	8,133	965	722	791	10,611	(1,359)	9,252

Operating income (loss)	250	34	(9)	(23)	252	(109)	143

(Notes)

1.	Geographical distances are considered in classification of country or region.
2.	Changes in geographical segmentation

“Asia” is separately disclosed from this period due to the increase in importance of the area, while it was included in “Others” before. In the above geographical segmentation for the three months ended December 31, 2006, the figures in “Asia” are categorized separately from “Others” accordingly.

3.	Major countries and regions in segments other than Japan

(1) Asia ··· China, Chinese Taipei, India, Singapore and Indonesia

(2) Europe··· U.K., France, the Netherlands, Germany, Italy and Spain

(3) Others ··· U.S.A.

4.	Unallocable operating expenses are included in “Eliminations / Corporate” starting from this period, whereas the same had been included in “Japan” previously. This change is made in order to be in consistent with the method of disclosing Business segment information. Unallocable operating expenses for the three months ended December 31, 2007 and 2006 are ¥10,459 million ($93 million) and ¥11,743 million, respectively. The main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.

SEGMENT INFORMATION (CONTINUED)

[Overseas sales]

Three months ended December 31, 2006 (From October 1, 2006 to December 31, 2006)	(In millions of yen)

	Asia	Europe	Others	Total
Overseas sales	110,245	112,137	76,645	299,027
Consolidated sales	—	—	—	1,096,138
Percentage of overseas sales to consolidated sales (%)	10.1	10.2	7.0	27.3

Three months ended December 31, 2007 (From October 1, 2007 to December 31, 2007)	(In millions of yen)

	Asia	Europe	Others	Total
Overseas sales	107,469	92,548	93,165	293,182
Consolidated sales	—	—	—	1,052,215
Percentage of overseas sales to consolidated sales (%)	10.2	8.8	8.9	27.9

Three months ended December 31, 2007 (From October 1, 2007 to December 31, 2007)	(In millions of U.S. dollars)

	Asia	Europe	Others	Total
Overseas sales	960	826	832	2,618
Consolidated sales	—	—	—	9,395

(Notes)

1.	Geographical distances are considered in classification of country or region.
2.	Changes in regional segmentation

“Asia” is separately disclosed from this period due to the increase in importance of the area, while it was included in “Others” before. In the above regional segmentation for the three months ended December 31, 2006, the figures in “Asia” are categorized separately from “Others” accordingly.

3.	Major countries and regions in segments other than Japan

(1) Asia ··· China, Chinese Taipei, India, Singapore and Indonesia

(2) Europe ··· U.K., France, the Netherlands, Germany, Italy and Spain

(3) Others ··· U.S.A.

4.	Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contacts: Diane Foley/Makoto Miyakawa

Corporate Communication Division

NEC Corporation

TEL: +81-3-3798-6511